FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number

TOP TANKERS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the press release issued by Top Tankers Inc. (the “Company”) on December 5, 2007, announcing the pricing of the Company’s public offering of 21,000,000 shares of its common stock (the “Offering”).  Attached hereto as Exhibit 2 is the Company’s press release dated December 5, 2007, announcing the exercise of the full over-allotment option by the underwriters in connection with the Offering.  The information contained in this filing is hereby incorporated by reference in the Company’s registration statement filed on Form F-3 on August 1, 2005 (File No. 333-127086).

EXHIBIT 1

NEWS RELEASE for December 5 at 9:25 AM EST

Contact:	Michael Mason (investors)	Stamatis Tsantanis, CFO
	Allen & Caron Inc.	TOP Tankers Inc.
	212 691 8087	011 30 210 812 8199
	michaelm@allencaron.com	snt@toptankers.com

TOP TANKERS ANNOUNCES PRICING OF
PUBLIC OFFERING OF COMMON STOCK

ATHENS, GREECE (December 5, 2007)  TOP Tankers Inc (NasdaqGS:TOPT) (the “Company”) announced that it has priced its offering to the public of 21,000,000 shares of its common stock (the “Offered Shares”). The offering is being made through an underwriting syndicate led by Deutsche Bank Securities Inc., who is acting as sole book-running manager for the offering, as well as DVB Capital Markets LLC, Oppenheimer & Co. Inc. and Cantor Fitzgerald & Co. The Company has granted the underwriters an over-allotment option to purchase up to 3,150,000 additional shares.

The Offered Shares have been priced at $3.00 per share. The net proceeds from the Offered Shares will be approximately $59.2 million after deducting the underwriters’ discount and estimated offering expenses (approximately $68.2 million if the underwriters exercise in full the over-allotment option).

The Company expects to use the net offering proceeds to repay currently outstanding debt and to make payments in connection with the purchase of six drybulk vessels.

About TOP Tankers Inc
TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products and of drybulk transportation services. The Company operates a fleet of 20 tankers, consisting of 12 double-hull Suezmax tankers and 8 double-hull Handymax tankers, with a total carrying capacity of approximately 2.2 million dwt, of which 87% are sister ships, and one drybulk vessel. It expects delivery of five more drybulk vessels between December 2007 and March 2008.  Thirteen of the Company’s 20 tankers will be on time charter contracts with an average initial term of over three years with all but four of the time charters including profit sharing agreements. Three of the Company’s drybulk vessels will have period charter contracts for an average period of 18 months.

Forward Looking Statement
Certain statements and information included in this release constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

EXHIBIT 2

NEWS RELEASE for December 5 at 4:25 PM EST

Contact:	Michael Mason (investors)	Stamatis Tsantanis, CFO
	Allen & Caron Inc.	TOP Tankers Inc.
	212 691 8087	011 30 210 812 8199
	michaelm@allencaron.com	snt@toptankers.com

TOP TANKERS ANNOUNCES
EXERCISE OF OVERALLOTMENT
OPTION BY UNDERWRITERS

ATHENS, GREECE (December 5, 2007)  TOP Tankers Inc (NasdaqGS:TOPT) (the “Company”) announced that the underwriters have exercised their over-allotment option in connection with the Company’s offering to the public of 21,000,000 shares of its common stock (the “Offered Shares”). The offering is being made through an underwriting syndicate led by Deutsche Bank Securities Inc., who is acting as sole book-running manager for the offering, as well as DVB Capital Markets LLC, Oppenheimer & Co. and Cantor Fitzgerald & Co. The underwriters have exercised their entire over-allotment option and will purchase an additional 3,150,000 shares at the offer price of $3.00 per share.

The total net proceeds to the Company from the offering, after deducting the underwriters’ discount and before estimated offering expenses, will be approximately $69.5 million.

The Company expects to use the net offering proceeds to repay currently outstanding debt and to make payments in connection with the purchase of six drybulk vessels.

About TOP Tankers Inc
TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products and of drybulk transportation services. The Company operates a fleet of 20 tankers, consisting of 12 double-hull Suezmax tankers and 8 double-hull Handymax tankers, with a total carrying capacity of approximately 2.2 million dwt, of which 87% are sister ships, and one drybulk vessel. It expects delivery of five more drybulk vessels between December 2007 and March 2008.  Thirteen of the Company’s 20 tankers will be on time charter contracts with an average initial term of over three years with all but four of the time charters including profit sharing agreements. Three of the Company’s drybulk vessels will have period charter contracts for an average period of 18 months.

Forward Looking Statement
Certain statements and information included in this release constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP TANKERS INC.
(registrant)

Dated: December 6, 2007	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 836438